UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Bath & Body Works Inc (Name of Issuer)
Common Stock, $0.50 Par Value
(Title of Class of Securities)
070830104
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 070830104

1.	Names of Reporting Persons. Egerton Capital (UK) LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,696,458
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,696,458
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,458
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 070830104

1.	Names of Reporting Persons. Egerton Capital (US), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,696,458
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,696,458
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,696,458
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) IA

Note: Each of the Reporting Persons were also deemed to beneficially own shares of L Brands Inc. as of December 31, 2020. Following that date, L Brands, Inc. completed a separation of its business and changed its name to Bath & Body Works Inc. L Brands’ common stock began trading under the Issuer’s ticker (BBWI) and CUSIP number (070830104) on August 3, 2021. L Brands, Inc. is a former name of the Issuer, and filings made with respect to L Brands Inc. prior to July 30, 2021 are now made in the name of the Issuer. This schedule 13G reports the current holdings of the Reporting Persons in the Issuer and hereby amends (i) the Schedule 13G filing made by Egerton Capital (UK) LLP with respect to L Brands, Inc. on February 10, 2021 and (ii) the Schedule 13G filing made by Egerton Capital (UK) LLP with respect to Bath & Body Works Inc. on February 9, 2022.

Item 1.

(a)	Name of Issuer Bath & Body Works Inc
(b)	Address of Issuer's Principal Executive Offices Three Limited Parkway, Columbus, OH, 43230, US

Item 2.

(a)	Name of Person Filing Egerton Capital (UK) LLP Egerton Capital (US), LP
(b)	Address of Principal Business Office or, if none, Residence

Egerton Capital (UK) LLP
5 Stratton Street
London, W1J 8LA, United Kingdom

Egerton Capital (US), LP
667 Madison Avenue, 20th Floor
New York, New York 10065
(c)	Citizenship See Item 4 on the cover pages hereto.
(d)	Title of Class of Securities Common Stock, $0.50 Par Value
(e)	CUSIP Number 070830104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)		A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)		A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)		An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover pages hereto.
(b)	Percent of class: See Item 11 on the cover pages hereto.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5. Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10. Certifications

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2022

Egerton Capital (UK) LLP

By:	Egerton Capital (UK) LLP

By:	/s/ Pauline Casimir-Mrowczynska
Name:	Pauline Casimir-Mrowczynska
Title:	Authorized Signatory

Egerton Capital (US), LP

By:	Egerton Capital (US) GP, LLC
its General Partner

By:	/s/ Pauline Casimir-Mrowczynska
Name:	Pauline Casimir-Mrowczynska
Title:	Authorized Signatory